FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 13, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF REPORTS SECOND QUARTER SALES OF R$ 6.3 BILLION

1S10 Net Income reaches R$184 million

     BRF Brasil Foods closed the second quarter 2010 with a gross profit of R$ 1.5 billion, 23% greater than for the same period in 2009 on a pro-forma basis. Gross sales totaled R$ 6.3 billion, 4.3% higher, reflecting the good performance recorded in the domestic market and improvement in important international markets such as Asia and Eurasia.

     Cash generation in terms of EBITDA reached R$ 587 million, 54% up on the same quarter 2009. This good performance was a reflection of cost savings and reduced operating expenses resulting in a margin of 10.6%, the best registered by the company since 2009 – confirmation of the gradual and consistent recovery seen over the past few months.

     Domestic market sales encompassing meats, dairy products and processed products in general were R$ 3.8 billion, an increase of 8%. Pro-forma growth of 10% in sales volume was driven by stabilization in the economy, improved disposable incomes and the expansion in consumption.

     Export volume increased 10% in the quarter and revenue totaled R$ 2.4 billion, in line with 2009. Export sales reflected a 9.3% decline in average prices in Reals, the impact of the foreign exchange effect; however returns from this business posted a substantial improvement.

     Net income of R$ 132 million in the quarter was equivalent to a net margin of 2.4%.

     BRF’s capital expenditures were R$ 155.7 million in the period and largely used for projects for increasing productivity and for improvements, in addition to new industrial units under construction, including Lucas do Rio Verde (MT) and Vitória de Santo Antão (PE).

NUMBERS FOR THE 2 nd QUARTER 2010 (PRO-FORMA) (*)

R$ million

	2Q10	2Q09	% Change
Gross Sales	6,315	6,053	4%
Domestic Market	3,883	3,611	8%
Exports	2,432	2,441	(0%)
Net Sales	5,532	5,276	5%
Gross Profits	1,514	1,235	23%
Gross Margin	27.4%	23.4%	400 bps
EBIT	393	143	174%
Net Income	132	476	(72%)
Net Margin	2.4%	9.0%	(660 bps)
EBITDA	587	381	54%
EBITDA Margin	10.6%	7.2%	340 bps
Earnings per share*	0.15

(1) Consolidated Earnings per Share (in R$), excluding treasury shares
(*) Results were consolidated as if the merger of Sadia’s shares had occurred on January 1 2009

DOMESTIC MARKET

     During the second quarter, demand continued robust in the domestic market with the World Cup contributing to increased consumption of food products. The best performance was reported by the processed products segment - a 5% growth in volume.

     Sales from the meats business rose 5.4% on a pro-forma basis and volumes were up by 7.5%. However, average prices slipped by 1.9% due to a 15.8% growth in the volumes of in natura products where prices are lower.

     Dairy product volumes were 17.1% higher compared with the same quarter last year. Sales revenue also reported an increase of 5.4%. Despite an improved sales performance, average milk collection costs increased, squeezing segment margins.

EXPORTS

     Despite a decline of 8.3% in average prices in Reals caused by the foreign exchange effect, meat export volumes were up by 10.2%. Prices and volumes to the Eurasian market improved both for poultry as well as pork products due to the Russian ban on these items from the USA. During the period, Japan continued to register improvement in prices while volumes remained stable.

     Although there was a 27% recovery in average prices in Reals, the dairy product business posted a 19% decline in sales due to weaker international demand and high inventory in the leading producer regions. Better average prices were influenced by an improved product mix and a focus on sales of dairy products to the Middle East and Africa.

FIRST HALF SALES REVENUE TOTALS R$ 12 BILLION

     The first half of the year was characterized by volatile financial markets provoked by a scenario of continuing instability. The improvement in company performance was driven by stronger domestic demand and a gradual recovery in exports.

     BRF’s first half gross sales were R$ 12 billion. The domestic market segment reported the best performance, sales rising by 6%. EBITDA exceeded the R$ 1 billion mark and corresponding to a 9.8% margin.

FIRST HALF NUMBERS 2010 (PRO-FORMA) (*)

R$ million

	1H10	1H09	% Change
Gross Sales	12,129	11,899	2%
Domestic Market	7,569	7,150	6%
Exports	4,560	4,750	(4%)
Net Sales	10,579	10,337	2%
Gross Profits	2,793	2,223	26%
Gross Margin	26.4%	21.5%	490 bps
EBIT	664	82	710%
Net Income	184	10	1659%
Net Margin	1.7%	0.1%	160 bps
EBITDA	1.035	561	84%
EBITDA Margin	9.8%	5.4%	440 bps
Earnings per share*	0.21

(1) Consolidated Earnings per Share (in R$), excluding treasury shares
(*) Results were consolidated as if the merger of Sadia’s shares had occurred on January 1 2009

São Paulo, August 13 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 13, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director